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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 05209

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2008__ AND ENDING __12/31/2008__
MM/DD/YY _____ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALL FUNDS, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1444 ORANGE TURNPIKE
(No. and Street)

MONROE,	NY	10950
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRIAN MULKEEN   845-268-6827
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SAVASTANO, KAUFMAN & COMPANY, LLC
(Name – if individual, state last, first, middle name)

625 FROM ROAD,	PARAMUS,	NJ	07652
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
Section

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FEB 2 7 2009

Washington, DC
111

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __BRIAN MULKEEN_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__ALL FUNDS, INC._____ , as
of __DECEMBER 31,_____, 20 __08___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

EDWARD T. BORG
Notary Public, State of New York
No. 4907835
Qualified in Rockland County
Commission Expires March 30, 20 11

_____
Signature

__Comptroller_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

<table>
<tr><td rowspan="2">

**FORM
X-17A-5**

</td><td>

FOCUS REPORT

</td></tr>
<tr><td>

(Financial and Operational Combined Uniform Single Report)

Part IIA Quarterly 17a-5(a)

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

</td></tr>
</table>

COVER

Select a filing method: Basic ☉   Alternate ○ [0011]

Name of Broker Dealer: _____ALL FUNDS, INC._____   SEC File Number: 8- __5209__
                                          [0013]   [0014]

Address of Principal Place of _____1444 ORANGE TURNPIKE_____
Business: [0020]   Firm ID: _____23_____
                                                                          [0015]
                       _____MONROE___NY___ 10950-
                          [0021] [0022]   3716
                                             [0023]

For Period Beginning 10/01/2008   And Ending 12/31/2008
                         [0024]   [0025]

Name and telephone number of person to contact in regard to this report:

Name: __BRIAN MULKEEN, COMPTROLLER__ Phone: _____845-268-6827_____
                 [0030]   [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: _____ Phone: _____
              [0032]   [0033]

Name: _____ Phone: _____
              [0034]   [0035]

Name: _____ Phone: _____
              [0036]   [0037]

Name: _____ Phone: _____
              [0038]   [0039]

Does respondent carry its own customer accounts?   Yes ○ [0040]   No ☉ [0041]

Check here if respondent is filing an audited report   ☐ [0042]

ASSETS

Consolidated ⌒ [0198]   Unconsolidated ⌖ [0199]

	Allowable	**Non-Allowable**	**Total**
1. Cash	28,290 [0200]		28,290 [0750]
2. Receivables from brokers or dealers:			
A. Clearance account	5,787 [0295]		
B. Other	[0300]	[0550]	5,787 [0810]
3. Receivables from non-customers	[0355]	[0600]	0 [0830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[0418]		
B. Debt securities	[0419]		
C. Options	[0420]		
D. Other securities	66,456 [0424]		
E. Spot commodities	[0430]		66,456 [0850]
5. Securities and/or other investments not readily marketable:			
A. At cost			
	[0130]		
B. At estimated fair value	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. Exempted securities			
	[0150]		
B. Other securities			

[0160]

7. Secured demand notes market value of collateral:

       [0470]   [0640]   0 [0890]

    A. **Exempted securities**

[0170]

    B. **Other securities**

[0180]

8. Memberships in exchanges:

    A. **Owned, at market**

[0190]

    B. **Owned, at cost**   [0650]

    C. **Contributed for use of the company, at market value**   [0660]   0 [0900]

9. Investment in and receivables from affiliates, subsidiaries and associated partnerships   [0480]   [0670]   0 [0910]

10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization   [0490]   [0680]   0 [0920]

11. Other assets   [0535]   301 [0735]   301 [0930]

12. **TOTAL ASSETS**   100,533 [0540]   301 [0740]   100,834 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	1,215 [1205]	[1385]	1,215 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders			
[0970]			
2. Includes equity subordination (15c3-1(d)) of			
[0980]			
B. Securities borrowings, at market value: from outsiders		[1410]	0 [1720]
[0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

_____
[1000]

2. Includes equity subordination (15c3-1(d)) of

_____
[1010]

D.	Exchange memberships contributed for use of company, at market value		_____ [1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	_____ [1220]	_____ [1440]	0 [1750]
20.	TOTAL LIABLITIES	1,215 [1230]	0 [1450]	1,215 [1760]

Ownership Equity

Total

21.	Sole proprietorship	_____ [1770]
22.	Partnership (limited partners _____ [1020])	_____ [1780]
23.	Corporations:	
	A. Preferred stock	_____ [1791]
	B. Common stock	10,505 [1792]
	C. Additional paid-in capital	99,000 [1793]
	D. Retained earnings	-9,886 [1794]
	E. Total	99,619 [1795]
	F. Less capital stock in treasury	_____ [1796]
24.	TOTAL OWNERSHIP EQUITY	99,619 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	100,834 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning <u>10/01/2008</u>
[3932]

Period Ending <u>12/31/2008</u>
[3933]

Number of months _____ 3
[3931]

REVENUE

1. Commissions:

    a. Commissions on transactions in exchange listed equity securities executed on an exchange — 16,072 [3935]

    b. Commissions on listed option transactions — 1,313 [3938]

    c. All other securities commissions — 22,919 [3939]

    d. Total securities commissions — 40,304 [3940]

2. Gains or losses on firm securities trading accounts

    a. From market making in options on a national securities exchange — [3945]

    b. From all other trading — 18,451 [3949]

    c. Total gain (loss) — 18,451 [3950]

3. Gains or losses on firm securities investment accounts — [3952]

4. Profit (loss) from underwriting and selling groups — [3955]

5. Revenue from sale of investment company shares — 1,006 [3970]

6. Commodities revenue — [3990]

7. Fees for account supervision, investment advisory and administrative services — [3975]

8. Other revenue — 9,474 [3995]

9. Total revenue — 69,235 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers — [4120]

11. Other employee compensation and benefits — [4115]

12. Commissions paid to other broker-dealers — [4140]

13. Interest expense — [4075]

    a. Includes interest on accounts subject to subordination agreements — [4070]

14. Regulatory fees and expenses — [4195]

15. Other expenses — 77,378 [4100]

	77,378
16. Total expenses	[4200]

NET INCOME

	-8,143
17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)	[4210]
	-1,585
18. Provision for Federal Income taxes (for parent only)	[4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above	[4222]
a. **After Federal income taxes of**	[4238]
20. Extraordinary gains (losses)	[4224]
a. **After Federal income taxes of**	[4239]
21. Cumulative effect of changes in accounting principles	[4225]
	-6,558
22. Net income (loss) after Federal income taxes and extraordinary items	[4230]

MONTHLY INCOME

	-18,064
23. Income (current monthly only) before provision for Federal income taxes and extraordinary items	[4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

    A. (k)
      (1)--Limited business (mutual funds and/or variable annuities only)
                                ⌐ [4550]

    B. (k)
      (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained
                                ⌐ [4560]

    C. (k)
      (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)
                                ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 26740 [4335A]	NATIONAL FINANCIAL SERVICES LL [4335A2]	All [4335B]
8- _____ [4335C]	_____ [4335C2]	_____ [4335D]
8- _____ [4335E]	_____ [4335E2]	_____ [4335F]
8- _____ [4335G]	_____ [4335G2]	_____ [4335H]
8- _____ [4335I]	_____ [4335I2]	_____ [4335J]

                                ⌐ [4580]

    D. (k)
      (3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition   99,619 [3480]

2. Deduct ownership equity not allowable for Net Capital   [3490]

3. Total ownership equity qualified for Net Capital   99,619 [3500]

4. Add:

   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital   0 [3520]

   B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

       0 [3525]

5. Total capital and allowable subordinated liabilities   99,619 [3530]

6. Deductions and/or charges:

   A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**   301 [3540]

   B. **Secured demand note deficiency**   [3590]

   C. **Commodity futures contracts and spot commodities - proprietary capital charges**   [3600]

   D. **Other deductions and/or charges**   [3610]   -301 [3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]

       0 [3630]

8. Net capital before haircuts on securities positions   99,318 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

   A. **Contractual securities commitments**   [3660]

   B. **Subordinated securities borrowings**   [3670]

   C. **Trading and investment**

securities:

    1.   **Exempted securities**   [3735]

    2.   **Debt securities**   [3733]

    3.   **Options**   [3730]

    4.   **Other securities**   709 [3734]

  D. **Undue Concentration**   [3650]

  E. **Other (List)**

         [3736A]   [3736B]

         [3736C]   [3736D]

         [3736E]   [3736F]

               0 [3736]   −709 [3740]

10. Net Capital   98,609 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)   81 [3756]

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)   5,000 [3758]

13. Net capital requirement (greater of line 11 or 12)   5,000 [3760]

14. Excess net capital (line 10 less 13)   93,609 [3770]

15. Excess net capital at 1000% (line 10 less 10% of line 19)   98,487 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition   1,215 [3790]

17. Add:

    A. **Drafts for immediate credit**   [3800]

    B. **Market value of securities borrowed for which no equivalent value is paid or credited**   [3810]

    C. **Other unrecorded amounts (List)**

	[3820A]		[3820B]
	[3820C]		[3820D]
	[3820E]		[3820F]
			0
			[3820]

	0
	[3830]
	1,215
	[3840]

19. Total aggregate indebtedness

20. Percentage of aggregate indebtedness to
net capital (line 19 / line 10)

%   1
                   [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance
with Rule 15c3-1(d)

%   0
                   [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]

TOTAL $ 0

[4699]

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			106,177 [4240]
	A.	Net income (loss)		-6,558 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			99,619 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

<table>
<tr><td rowspan="2">**FORM
X-17A-5**</td><td>

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

</td></tr>
</table>

Report for period beginning <u>01/01/2008</u> and ending <u>12/31/2008</u>
                                  [8005]   [8006]

SEC File Number: <u>   5209   </u>
                                        [8011]

Firm ID: <u>   23   </u>

1.   Name of Broker Dealer: <u>   ALL FUNDS, INC.   </u>
                                                               [8020]

2.   Name(s) of broker-dealer(s) merging with respondent during reporting period:

Name: _____   Phone: _____
                        [8053]   [8057]

Name: _____   Phone: _____
                        [8054]   [8058]

Name: _____   Phone: _____
                        [8055]   [8059]

Name: _____   Phone: _____
                        [8056]   [8060]

3.   Respondent conducts a securities business exclusively with registered broker-dealers: Yes ◌   No ◉ [8073]

4.   Respondent is registered as a specialist on a national securities exchange: Yes ◌   No ◉ [8074]

5.   Respondent makes markets in the following securities:

      (a)   **equity securities**   Yes ◌   No ◉ [8075]

      (b)   **municipals**   Yes ◌   No ◉ [8076]

      (c)   **other debt instruments**   Yes ◌   No ◉ [8077]

6.   Respondent is registered solely as a municipal bond dealer: Yes ◌   No ◉ [8078]

7.   Respondent is an insurance company or an affiliate of an insurance company: Yes ◌   No ◉ [8079]

8.   Respondent carries its own public accounts: Yes ◌   No ◉ [8084]

9. Respondent's total number of public customer accounts:

   (carrying firms filing X-17A-5 Part II only)

      (a) **Public customer accounts**   [8080]

      (b) **Omnibus accounts**   [8081]

10. Respondent clears its public customer and/or proprietary accounts: Yes ⟲   No ⊙ [8085]

11. Respondent clears its public customer accounts in the following manner:

      (a) **Direct Mail (New York Stock Exchange Members Only)**   ☐ [8086]

      (b) **Self Clearing**   ☐ [8087]

      (c) **Omnibus**   ☐ [8088]

      (d) **Introducing**   ☑ [8089]

      (e) **Other**   ☐ [8090]

      (f) **Not Applicable**   ☐ [8091]

12.   Yes ⟲   No ⊙ [8100]

      (a) Respondent maintains membership(s) on national securities exchange(s):

      (b) Names of national securities exchange(s) in which respondent maintains memberships:

         (1) **American**   ☐ [8120]

         (2) **Boston**   ☐ [8121]

         (3) **CBOE**   ☐ [8122]

         (4) **Midwest**   ☐ [8123]

         (5) **New York**   ☐ [8124]

         (6) **Philadelphia**   ☐ [8125]

         (7) **Pacific Coast**   ☐ [8126]

         (8) **Other**   ☐ [8129]

13. Employees:

      (a) **Number of full-time employees**   0 [8101]

      (b) **Number of full-time employees registered representatives employed by respondent included in 13(a)**   0 [8102]

14. Number of NASDAQ stocks respondent makes market   0 [8103]

15. Total number of underwriting syndicates respondent was a member   0 [8104]

16. Number of respondent's public customer transactions:

Actual ⟨ Estimate ⟨

(a) **equity securities transactions effected on a national securities exchange**

_____ [8107]

(b) **equity securities transactions effected other than on a national securities exchange**

_____ [8108]

(c) **commodity, bond, option, and other transactions effected on or off a national securities exchange**

_____ [8109]

17. Respondent is a member of the Securities Investor Protection Corporation

Yes ⦿ No ⟨ [8111]

18. Number of branch officies operated by respondent

_____ 0
[8112]

19.

Yes ⟨ No ⦿ [8130]

(a) Respondent directly or indirectly controls, is controlled by, or is under common control with a U.S. bank

(b) **Name of parent or affiliate**

_____ [8131]

(c) **Type of institution**

_____ [8132]

20. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank

Yes ⟨ No ⦿ [8113]

21.

Yes ⟨ No ⦿ [8114]

(a) Respondent is a subsidiary of a registered broker-dealer

(b) **Name of parent**

_____ [8116]

22. Respondent is a subsidiary of a parent which is not a registered broker or dealer

Yes ⟨ No ⦿ [8115]

23. Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations:

Yes ⟨ No ⦿ [8117]

* Required in any Schedule I filed for the calender year 1978 and succeeding years.

24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period

_____ 0
[8118]

N.A.S.D. Miscellaneous Information

Annual Municipal Income

_____ 0
[8151]



INDEPENDENT AUDITORS' REPORT

To the Stockholders
All Funds, Inc.

We have audited the accompanying statements of financial condition of All Funds, Inc. as of December 31, 2008 and 2007, and the related statements of operations and accumulated deficit, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of All Funds, Inc. as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Paramus, New Jersey
February 13, 2009



	2008	2007

ASSETS

Cash	$ 28,391	$ 12,343
Investments	66,456	51,153
Due from broker	5,787	27,331
Accrued interest receivable	200	0
Property, plant and equipment, at cost less accumulated depreciation of $276,214 and $271,039, respectively	0	0
TOTAL	$ 100,834	$ 90,827

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Income taxes payable	$ 1,215	$ 215
Stockholders' equity:		
Capital stock, no par value, 1000 shares authorized, 273 shares issued and outstanding	$ 10,505	$ 10,505
Additional paid in capital	99,000	99,000
Accumulated deficit	(9,886)	(18,893)
Total stockholders' equity	$ 99,619	$ 90,612
TOTAL	$ 100,834	$ 90,827

The accompanying notes are an integral
part of these financial statements.

STATEMENT 1

ALL FUNDS, INC.

STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT



FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Revenues:		
Commissions earned	$ 235,253	$ 241,792
Fees earned	38,708	72,668
Gains on principal trades	66,402	205,514
Interest income	11,986	12,218
Unrealized gains on investments	320	0
Total revenues	$ 352,669	$ 532,192
Operating expenses:		
Brokerage clearance charges and equipment rental	$ 78,397	$ 64,322
Commissions	2,284	3,063
Depreciation	5,175	11,841
Dues and subscriptions	9,615	5,636
Insurance	2,768	12,951
Management and administrative fees	25,000	112,000
Other taxes and fees	20,327	20,626
Professional fees	48,241	76,893
Rent	72,000	72,000
Telephone and office expenses	68,417	135,591
Travel and entertainment	10,250	16,323
Total operating expenses	$ 342,474	$ 531,246
Income before provision for income taxes	$ 10,195	$ 946
Provision for income taxes	1,188	175
Net income	$ 9,007	$ 771
Accumulated deficit, January 1,	(18,893)	(19,664)
Accumulated deficit, December 31,	$(9,886)	$(18,893)

The accompanying notes are an integral
part of these financial statements.

ALL FUNDS, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007



	2008	2007
Cash flows from operating activities:		
Net income	$ 9,007	$ 771
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 5,175	$ 11,841
Changes in net assets and liabilities:		
(Increase) decrease in due from broker	21,544	(1,315)
(Increase) in accrued interest receivable	(200)	0
(Decrease) in commissions payable	0	(522)
Increase (decrease) in income taxes payable	1,000	(35)
Total adjustments	$ 27,519	$ 9,969
Net cash provided by operating activities	$ 36,526	$ 10,740
Cash flows from investing activities:		
Proceeds from sale of investments	$ 0	$ 738
Purchases of investments	(15,303)	0
Purchases of equipment	(5,175)	(11,841)
Net cash (used in) investing activities	$(20,478)	$(11,103)
Increase (decrease) in cash	$ 16,048	$(363)
Cash - January 1,	12,343	12,706
Cash - December 31,	$ 28,391	$ 12,343

The accompanying notes are an integral
part of these financial statements.

STATEMENT 3


1. Nature of operations:
   All Funds, Inc. was incorporated in the State of New York on May 1, 1956 for the purpose of conducting business as a broker/dealer of marketable securities. The Company's office is located in Monroe, New York.

2. Significant accounting policies:
   Cash and cash equivalents:
   For purposes of the balance sheets and statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

   Income recognition:
   Income from commissions and fees is recognized as earned; costs relating to the current period are expensed as incurred.

   Property, plant and equipment:
   Equipment is stated at cost. The equipment is depreciated on a tax basis using accelerated methods over the estimated useful lives of the assets when they are placed in service, ranging from 5 to 7 years. These income tax depreciation methods approximate the expense that would be calculated under the various accelerated methods which are required by generally accepted accounting principles.

   Related party:
   The Company conducts business with Balanced Estate Agency, Inc., a family-owned office management and real estate business. These transactions include rent and management fees. Management is of the opinion that these transactions are at terms that are no less favorable than with unrelated third parties.

   Securities transactions:
   Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

   Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

   Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.



2. Significant accounting policies: (continued)

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising:

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense charged to operations was $0 for the years ended December 31, 2008 and 2007.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Investments:

The Company has investments classified as trading securities as follows:

| | December 31, 2008 | | |
	Cost	Gross Unrealized Gain (Loss)	Market Value
U.S. Treasury Bills	$ 49,418	$ 320	$ 49,738
Money market funds	16,718	0	16,718
	$ 66,136	$ 320	$ 66,456

| | December 31, 2007 | | |
	Cost	Gross Unrealized Gain (Loss)	Market Value
Money market funds	$ 51,153	$ 0	$ 51,153

Proceeds from sale of securities were $0 and $738 during the years ended December 31, 2008 and 2007, respectively. No gains were realized on those sales during the years ended December 31, 2008 and 2007, respectively.



4. Due from broker:
   Amounts receivable from broker-dealers and clearing organizations at December 31, 2008 and 2007, consist of the following:

	2008	2007
Fees and commissions receivable	$ 5,787	$ 27,331

5. Principal transactions:
   The Company's principal transactions revenue by reporting categories, at December 31, 2008 and 2007 are the following:

	2008	2007
Fixed income	$ 66,402	$ 205,514

6. Property, plant and equipment:
   Depreciation expense for the years ended December 31, 2008 and 2007 totaled $5,175 and $11,841, respectively.

7. Related party transactions:
   As disclosed in Note 2, the Company conducts business with Balanced Estate Agency, Inc., a family owned office management and real estate business. Total management fees and rent paid to this entity totaled $97,000 and $184,000 for the years ended December 31, 2008 and 2007, respectively.

8. Income taxes:
   The components of the income tax provision for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007
Federal	$ 775	$ 0
State	413	175
	$ 1,188	$ 175



9. Concentrations of credit risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

10. Other commitments:

As a member of the Financial Industry Regulatory Authority (FINRA), the Company is required to maintain a minimum capital balance of $5,000.

11. Supplemental disclosures:

Supplemental disclosures of cash flow information include cash paid for income taxes for the years ended December 31, 2008 and 2007 of $188 and $210, respectively.



Savastano, **K**aufman & **C**ompany, LLC

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY
INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES
AND EXCHANGE COMMISSION

To the Stockholders
All Funds, Inc.

We have audited the accompanying financial statements of All Funds, Inc. as of and for the year ended December 31, 2008, and have issued our report thereon dated February 13, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the following schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Savastano Kaufman & Company, LLC

Paramus, New Jersey
February 13, 2009



COMPUTATION OF NET CAPITAL

Total stockholders' equity from statement of financial condition	$ 99,619
Assets not allowed for net capital computation	(301)
Haircuts on securities	(709)
Net capital	$ 98,609

COMPUTATION OF BASIC NET CAPITAL

Minimum net capital required	$ 5,000
Excess net capital	$ 93,609
Excess net capital at 1000%	$ 98,487

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition and A.I. liabilities	$ 1,215
Debt-equity ratio	N/A

There is no difference between the computation for determination of net capital and aggregate indebtedness as presented herein and as reported by the Company in Part IIA of Form X-17A-5 as of December 31, 2008.

ALL FUNDS, INC.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2008



STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Stockholders' equity, January 1, 2008	$ 90,612
Net income for the year	9,007
Stockholders' equity, December 31, 2008	$ 99,619

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

Not Applicable

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3

All Funds, Inc. introduces its customers on a fully disclosed basis, and therefore, is eligible for the (K)(2)(b) exemption to SEC Rule 15C3-3.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

Not Applicable

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

Not Applicable

Savastano, Kaufman & Company, LLC

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
All Funds, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of All Funds, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

625 FROM ROAD, PARAMUS, NEW JERSEY 07652-3500 • (201) 261-7830 • FAX (201) 261-8183



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sanville Kaufman & Company, LLC

Paramus, New Jersey
February 13, 2009



ALL FUNDS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007